Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 16, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10139
FT Short Duration Fixed Income Model Portfolio, 3Q ‘22
(the “Trust”)
CIK No. 1919025 File No. 333-265040

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please clarify whether there are any specific requirements relating to maturity that will exclude an ETF from the portfolio.

Response:The Trust confirms there are no specific requirements relating to maturity that would exclude an ETF from the portfolio. The disclosure will be revised accordingly.

2.The Staff notes the disclosure states, “The following factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining the ETF allocations. For each fixed income asset type, the Committee analyzed yields (the expected amount of income from a security relative to the market price of the security), spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), credit quality (limiting the maximum weight of high yield credit to 40% of Trust assets) and supply and demand trends across the fixed-income asset types (including new issue supply and maturity of the underlying securities). The weighted average effective duration of the Trust's portfolio at the time of deposit will be less than three years.” Is there any particular allocation to each asset type? Give an example as to how these factors are used in determining which ETFs to include in the Trust. The Staff notes the disclosure really doesn't explain how these factors weigh into which ETFs to include in the Trust.

Response:The Trust notes that the asset allocations are not weighted in any determinative way, but rather are holistically considered in combination with each other to present a picture of suitability for inclusion in the portfolio for each fixed income asset type. For example, while the Committee reviews the yield, spread, credit fundamentals, credit quality and supply and demand trends for each fixed income asset type, one factor is not allocated more than another after the review is completed. Based on this holistic review, the Committee selects the ETFs that it believes have the best potential to achieve the Trust’s investment objective. The disclosure will be revised to note this.

Risk Factors

3.If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in emerging market companies, appropriate risk disclosure will be added to the Trust’s prospectus.

4.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

5.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

6.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response: If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon